Exhibit 99.1

NEWS RELEASE

Fortuna reports Sunbird infill drilling results at Séguéla, Côte d´Ivoire

Vancouver, March 13, 2023-- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to provide an update on its Sunbird drilling program at the Séguéla Gold Project located in Côte d’Ivoire.

Paul Weedon, Senior Vice President of Exploration at Fortuna, commented, “Infill drilling at Sunbird to upgrade resource confidence has commenced, with the first batch of results returning shallow high grade intersections from modelled low grade areas from within the pit optimization shell, including highlights such as 10.6 g/t Au over a true width of 21.7 meters in drill hole SGRC1572 and 14.9 g/t Au over a true width of 14 meters from drill hole SGRC1570.” Mr. Weedon continued, “In addition to the initial infill results, extension drilling to test the northern strike beyond the pit shell has been successful in intersecting additional high grade results such as 12.0 g/t Au over a true width of 5.6 meters in drill hole SGRC1566 and 6.6 g/t Au over a true width of 6.3 meters in drill hole SGRC1567.” Mr. Weedon added, “The focus at Sunbird is currently on upgrading its resource confidence with the ultimate intention of conversion to mineral reserves to expand Séguéla’s current 1.1 million ounces of gold reserves and nine-year life-of-mine1. The Company is looking forward to the positive outcome of the program and the resumption of testing the high grade depth potential beyond the current optimization shell limit.”

Sunbird Deposit infill drilling highlights:

• SGRC1572:	10.6 g/t Au over an estimated true width of 21.7 meters from 60 meters
• SGRC1570:	14.9 g/t Au over an estimated true width of 14.0 meters from 65 meters and 5.4 g/t Au over an estimated true width of 4.2 meters from 38 meters
• SGRC1566:	12.0 g/t Au over an estimated true width of 5.6 meters from 28 meters
• SGRC1576:	9.9 g/t Au over an estimated true width of 9.8 meters from 163 meters
• SGRC1568:	4.1 g/t Au over an estimated true width of 14.7 meters from surface
• SGRC1573:	6.6 g/t Au over an estimated true width of 9.1 meters from 126 meters
• SGRC1564:	2.5 g/t Au over an estimated true width of 19.6 meters from surface

Infill drilling for increased resource confidence at Sunbird is underway, with 30 holes drilled in the first 4,560 meters completed of a 9,500 meter program. Drilling has continued to intersect shallow high-grade mineralization in areas previously modeled as lower grade based on earlier wider spaced drilling. Drill hole SGRC1572 intersects several zones of mineralization including 10.6 g/t Au over a true width of 21.7 meters and SGRC1570 intersects 14.9 g/t Au over a true width of 14.0 meters in the north of the pit optimization shell (refer to Figure 1).

Drilling to test continuity beyond the pit optimization shell to the north has also intersected broad shallow zones of mineralization including 2.5 g/t Au over a true width of 19.6 meters from surface in drill hole SGRC1564 and 2.4 g/t Au over a true width of 17.5 meters from surface in drill hole SGRC1581. Additional drilling is planned to further define the extent of these zones.

Note:

1.	Séguéla Probable Mineral Reserves of 12.1 Mt averaging 2.80 g/t Au. Refer to Séguéla´s technical report entitled “Séguéla Project, Feasibility Study, Worodougou Region, Côte d’Ivoire”, with an effective date of May 26, 2021

Drilling is scheduled to be completed in the second quarter of 2023 ahead of further optimization work and integration into the life of mine plan. Further drilling to test the depth potential of the high grade shoots previously identified plunging to the south is planned for the second half of 2023.

Sunbird´s mineralization consists of a series of near vertical quartz dominant veins demonstrating good continuity down-dip and along strike. This reflects the strong structural control present; consistent with the majority of the deposits drilled at Séguéla to date. Refer to Appendix 1 for full results received for all holes drilled in the first phase of the Sunbird drill program.

Figure 1: Sunbird Deposit long-section looking west showing recent drilling results.

Quality Assurance & Quality Control (QA-QC)

All drilling data completed by the Company utilized the following procedures and methodologies. All drilling was carried out under the supervision of the Company’s personnel.

All RC drilling at Séguéla used a 5.25-inch face sampling pneumatic hammer with samples collected into 60-liter plastic bags. Samples were kept dry by maintaining enough air pressure to exclude groundwater inflow. If water ingress exceeded the air pressure, RC drilling was stopped, and drilling converted to diamond core tails. Once collected, RC samples were riffle split through a three-tier splitter to yield a 12.5% representative sample for submission to the analytical laboratory. The residual 87.5% samples were stored at the drill site until assay results were received and validated. Coarse reject samples for all mineralized samples corresponding to significant intervals are retained and stored on-site at the company-controlled core yard.

All diamond drilling (DD) drill holes at Séguéla were drilled with HQ sized diamond drill bits. The core was logged, marked up for sampling using standard lengths of one meter or to a geological boundary. Samples were then cut into equal halves using a diamond saw. One half of the core was left in the original core box and stored in a secure location at the company core yard at the project site. The other half was sampled, catalogued and placed into sealed bags and securely stored at the site until shipment.

All Séguéla RC and DD core samples were shipped to ALS Laboratories’ preparation laboratory in Yamoussoukro for preparation and then, via commercial courier, to ALS’s facility in Ouagadougou, Burkina Faso for finishing. Routine gold analysis using a 50-gram charge and fire assay with an atomic absorption finish was completed for all Séguéla samples. Quality control procedures included the systematic insertion of blanks, duplicates and sample standards into the sample stream. In addition, the ALS laboratory inserted its own quality control samples.

Mineral Resources

Current Mineral Resources at the Sunbird Deposit are set below. For further information refer to Fortuna news release dated December 5, 2022.

Deposit	Classification	Tonnes (000)	Au (g/t)	Au (koz)
Sunbird	Measured	-	-	-
	Indicated	3,260,000	2.74	279,000
	Inferred	4,219,000	3.74	506,000

Notes:

1.	Mineral Reserves and Mineral Resources are as defined by the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves
2.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
3.	Factors that could materially affect the reported Mineral Resources include changes in metal price and exchange rate assumptions; changes in local interpretations of mineralization; changes to assumed metallurgical recoveries, overall slope angles, mining dilution and recovery used to generate the pit design; and assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environmental and other regulatory permits, and maintain the social license to operate at Séguéla
4.	Mineral Resources are estimated and reported as of November 21, 2022
5.	Mineral Resources are reported in-situ constrained within an optimized pit shell at a cut-off grade of 0.45 g/t Au based on an assumed gold price of US$1,700/oz, metallurgical recovery rate of 94.5%, mining cost of US$3.04/t, processing and G&A costs of US$21.44/t, and refining/selling costs including state and third-party royalties of US$113.64/oz Au. The pit design was completed based on overall slope angle of 36. 8° for oxide material, 44.2° for transitional material and 53.3° for fresh material
6.	Matthew Cobb is the Qualified Person responsible for Mineral Resources, being an employee of Roxgold Inc.
7.	Totals may not add due to rounding procedures

Qualified Person

Paul Weedon, Senior Vice President of Exploration for Fortuna Silver Mines Inc., is a Qualified Person as defined by National Instrument 43-101 being a member of the Australian Institute of Geoscientists (Membership #6001). Mr. Weedon has reviewed and approved the scientific and technical information contained in this news release. Mr. Weedon has verified the data disclosed, and the sampling, analytical and test data underlying the information or opinions contained herein by reviewing geochemical and geological databases and reviewing diamond drill core. There were no limitations to the verification process.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and a fifth mine under construction in Côte d'Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | www.fortunasilver.com | Twitter | LinkedIn | YouTube

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for the exploration on the Sunbird deposit at the Séguéla gold Project; the anticipated exploration and development programs at the Sunbird deposit, together with the investment, nature, implementation and timing thereof; the timing for, and anticipated results of the exploration programs at the Sunbird deposit Séguéla gold Project, and the intention to expand mineralization at the Séguéla gold Project beyond the pit optimization shell and integrate into the life of mine plan; the conversion of Mineral Resources to Mineral Reserves at the Sunbird deposit; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; the duration and effects of the COVID-19 pandemic on our operations and workforce and the effects on the global economy and society; changes in prices for silver, gold and other metals; the timing of the Company’s proposed exploration programs at the Sunbird deposit at the Séguéla gold Project; the success of the Company’s proposed exploration programs; there can be no assurance that the infill drill program will result in the conversion of Mineral Resources to Mineral Reserves; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; fluctuations in prices for energy, labor, materials, supplies and services; fluctuations in currencies; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the results from the exploration programs conducted at the Séguéla Gold Project; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s information derived from its exploration programs at the Sunbird deposit at the Séguéla Gold Project; the infill drill program will result in the conversion of Mineral Resources to Mineral Reserves ; current mineral resource and reserve estimates; the presence and continuity of mineralization at the Séguéla gold Project; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves.

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

APPENDIX 1. Sunbird Deposit drill results, Séguéla gold Project, Côte d’Ivoire

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation (m)	EOH Depth (m)	UTM Azimuth	Dip	Depth From[1] (m)	Depth To (m)	ETW[2] (m)	Au (ppm)	Hole Type[3]
SGDD115	742540	892860	530	558.8	90	-60	449	454	3.5	2.63	DD
							467	471	2.8	1.32	DD
SGDD116	742615	892510	545	255.2	90	-60	NSI				DD
SGDD117	742640	892560	539	235.2	90	-60	144	153	6.3	3.63	DD
						including	152	153	0.7	11.45	DD
SGDD119	742680	892735	549	201.3	90	-60	104	116	8.4	1.10	DD
							124	125	0.7	14.25	DD
SGDD120	742965	893285	521	324.5	270	-60	305	314	6.3	2.07	DD
SGDD121	742615	892785	555	322.4	90	-60	200	203	2.1	2.30	DD
							293	301	5.6	2.48	DD
SGDD122	742727	892985	503	110.1	270	-60	Geotech hole - Not Sampled				DD
SGDD123	742805	892968	506	125.1	120	-60	Geotech hole - Not Sampled				DD
SGDD124	742719	892732	536	115.1	180	-60	Geotech hole - Not Sampled				DD
SGRD1559	742570	892810	548	400.4	90	-60	313	318	3.5	4.38	RCD
						including	317	318	0.7	15.15	RCD
							349	360	7.7	1.91	RCD
							366	376	7	3.42	RCD
						including	372	373	0.7	10.55	RCD
SGRD1562	742695	893210	483	300.1	90	-60	243	256	9.1	5.18	RCD
						including	248	249	0.7	25.80	RCD
SGRC1563	742865	893685	455	90	90	-60	55	59	2.8	1.25	RC
SGRC1564	742875	893635	460	60	90	-60	0	28	19.6	2.52	RC
						including	17	18	0.7	16.40	RC
SGRC1565	742855	893635	457	90	90	-60	55	62	4.9	2.37	RC
SGRC1566	742865	893585	464	66	90	-60	28	36	5.6	12.03	RC
						including	29	34	3.5	18.38	RC
SGRC1567	742845	893585	462	96	90	-60	60	69	6.3	6.61	RC
						including	60	61	0.7	22.70	RC
SGRC1568	742875	893535	474	60	90	-60	0	21	14.7	4.06	RC
						including	0	1	0.7	12.50	RC
						and	15	16	0.7	13.90	RC
SGRC1569	742855	893535	471	90	90	-60	44	48	2.8	6.01	RC
						including	46	47	0.7	17.30	RC
SGRC1570	742912	893510	483	90	270	-60	30	38	5.6	2.32	RC
							65	85	14	14.94	RC
						including	73	81	5.6	33.87	RC
SGRC1571	742885	893485	484	79	270	-60	3	6	2.1	4.61	RC
							12	18	4.2	1.25	RC
SGRC1572	742905	893485	486	100	270	-60	38	44	4.2	5.41	RC
						including	38	39	0.7	16.60	RC
							52	56	2.8	7.35	RC

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation (m)	EOH Depth (m)	UTM Azimuth	Dip	Depth From[1] (m)	Depth To (m)	ETW[2] (m)	Au (ppm)	Hole Type[3]
						including	52	53	0.7	22.90	RC
							60	91	21.7	10.60	RC
						including	74	76	1.4	81.45	RC
						and	81	87	4.2	18.75	RC
SGRC1573	742925	893485	489	140	270	-60	126	139	9.1	6.57	RC
						including	133	136	2.1	22.42	RC
SGRC1574	742880	893460	488	60	270	-60	3	17	9.8	0.63	RC
SGRC1575	742813	893435	495	161	90	-60	NSI				RC
SGRD1576	742770	893435	486	210	90	-60	163	177	9.8	9.88	RCD
						including	166	169	2.1	16.77	RCD
						and	171	172	0.7	43.40	RCD
SGRC1579	742840	893360	493	80	90	-60	20	25	3.5	2.26	RC
SGRC1581	742885	893685	457	60	90	-60	0	25	17.5	2.40	RC
						including	13	14	0.7	37.50	RC
SGRC1588	742780	893210	492	140	90	-60	83	89	4.2	1.05	RC
SGRC1590	742780	893160	492	90	90	-60	18	39	14.7	0.90	RC
							78	82	2.8	1.28	RC
							89	90	0.7	23.50	RC
SGRC1591	742735	893160	484	200	90	-60	172	180	5.6	3.69	RC
						including	177	178	0.7	15.90	RC

Notes:

1.	EOH: End of Hole
2.	NSI: No significant intercepts
3.	ETW: Estimated true width
4.	RCD: Reverse circulation with diamond tail | DD: Diamond drilling tail | RC: Reverse Circulation drilling